                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE TO
                               (AMENDMENT NO. 3)

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                 Consolidated Capital Institutional Properties 2
--------------------------------------------------------------------------------
                        (Name of Subject Company (Issuer)

                             AIMCO Properties, L.P.
                  Apartment Investment and Management Company
                                 AIMCO-GP, Inc.
                             ConCap Equities, Inc.
--------------------------------------------------------------------------------
                     (Names of Filing Persons -- Offerors)

                            Limited Partnership Units
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                      None
--------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                                 Martha L. Long
                   Apartment Investment and Management Company
                     4582 Ulster Street Parkway, Suite 1100
                             Denver, Colorado 80237
                                 (303) 757-8101
--------------------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

Transaction valuation*                                      Amount of filing fee
----------------------                                      --------------------
$ 4,178,325.26                                              $ 529.39

* For purposes of calculating the fee only. This amount assumes the purchase of 458,149.70 units of limited partnership interest of the subject partnership for $9.12 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $126.70 per million of the aggregate amount of cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $529.39        Filing Party:  AIMCO Properties, L.P.

Form or Registration No.:   Schedule TO    Date Filed:    February 23, 2004


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[X] going-private transaction subject to Rule 13e-3

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                         AMENDMENT NO. 3 TO SCHEDULE TO

                  This Amendment No. 3 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (the "Schedule TO") relating to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest ("Units") of Consolidated Capital Institutional Properties 2, a California limited partnership (the "Partnership"), at a price of $9.12 per unit in cash, subject to the conditions set forth in the Offer to Purchase dated February 20, 2004 and in the related Letter of Transmittal (which, together with the Revised Litigation Settlement Offer dated April 30, 2004 (the "Revised Litigation Settlement Offer") and any additional supplements or amendments, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. A copy of the Revised Litigation Settlement Offer is filed with this Amendment No. 3 as Exhibit (a)(7). The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Revised Litigation Settlement Offer.

                 On April 30, 2004, AIMCO Properties, L.P. issued a press release announcing the extension of the expiration date of the Offer from midnight, New York City time, on April 30, 2004 to midnight, New York City time, on May 14, 2004. A copy of that press release has been filed as Exhibit (a)(10) to this Amendment No. 3 to Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

         Item 1 of the Schedule TO is amended and supplemented as follows:

         The information set forth under "SUMMARY TERM SHEET" in the Revised Litigation Settlement Offer is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         Item 2 of the Schedule TO is amended and supplemented as follows:

         (a) The information set forth under "The Litigation Settlement Offer -
Section 15. Certain Information Concerning Your Partnership" in the Revised Litigation Settlement Offer is incorporated herein by reference. The Partnership's principal executive offices are located at 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.

         (b) This Schedule TO relates to the units of limited partnership interest of Consolidated Capital Institutional Properties 2, of which 909,123.60 units were issued and outstanding as of December 31, 2003.

         (c) Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         Item 3 of the Schedule TO is amended and supplemented as follows:

         (a)-(c) This Schedule TO is being filed by Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO OP"), AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP"), and ConCap Equities, Inc., a Delaware Corporation ("ConCap"). AIMCO-GP is the general partner of AIMCO OP and a wholly owned subsidiary of AIMCO. ConCap is the managing general partner of the Partnership and a wholly owned subsidiary of AIMCO. The principal business of AIMCO, AIMCO-GP, and AIMCO OP is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The business address of AIMCO, AIMCO-GP and AIMCO OP is 4582 Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, and their telephone number is (303) 757-8101. The principal address of ConCap is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.

         The information set forth under "The Litigation Settlement Offer -
Section 15. Information Concerning Us and Certain of Our Affiliates" and Annex I of the Revised Litigation Settlement Offer is incorporated herein by reference.

         During the last five years, none of AIMCO, AIMCO-GP, AIMCO OP or ConCap nor, to the best of their knowledge, any of the persons listed in Annex I to the Revised Litigation Settlement Offer (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO is amended and supplemented as follows:

         (a) The information set forth in the Revised Litigation Settlement Offer and in the related Letter of Transmittal is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Item 5 of the Schedule TO is amended and supplemented as follows:

         (a) and (b) The information set forth under "The Litigation Settlement Offer - Section 8. Valuation of Units - Prior Tender Offers," "- Section 9. The Lawsuit and the Settlement," "- Section 11. Background and Reasons for the Offer" and "- Section 13. Conflicts of Interest and Transactions with Affiliates" in the Revised Litigation Settlement Offer is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Item 6 of the Schedule TO is amended and supplemented as follows:

         (a), (c)(1)-(7) The information set forth under "The Litigation Settlement Offer - Section 7. Effects of the Offer," "- Section 9. The Lawsuit and the Settlement," "- Section 11. Background and Reasons for the Offer" and "-
Section 14. Future Plans of the Purchaser" in the Revised Litigation Settlement Offer is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 7 of the Schedule TO is amended and supplemented as follows:

         (a), (b) and (d) The information set forth under "The Litigation Settlement Offer - Section 9. The Lawsuit and the Settlement - The Settlement of the Nuanes and Heller Complaints," "- Section 17. Source of Funds" and "-
Section 21. Fees and Expenses" in the Revised Litigation Settlement Offer is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 8 of the Schedule TO is amended and supplemented as follows:

         The information set forth under "The Litigation Settlement Offer -
Section 15. Certain Information Concerning Your Partnership - Beneficial Ownership of Interests in Your Partnership" in the Revised Litigation Settlement Offer is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

         Item 11 of the Schedule TO is amended and supplemented as follows:

         (a) The information set forth under "The Litigation Settlement Offer -
Section 20. Certain Legal Matters" in the Revised Litigation Settlement Offer is incorporated herein by reference.

         (b) The information set forth in the Revised Litigation Settlement Offer and in the related Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

         Item 12 of the Schedule TO is amended and supplemented as follows:

         (a)(7)  Revised Litigation Settlement Offer dated April 30, 2004.

         (a)(8)  Letter of Transmittal and related Instructions.

         (a)(9) Letter from AIMCO OP to the Limited Partners of Consolidated Capital Institutional Properties 2.

         (a)(10) Press Release dated April 30, 2004.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Item 13 of the Schedule TO is amended and supplemented as follows:

         ITEM 2. SUBJECT COMPANY INFORMATION.

                  (d) The information set forth under "The Litigation Settlement Offer - Section 15. Certain Information Concerning Your Partnership - Distributions" in the Revised Litigation Settlement Offer is incorporated herein by reference.

                  (e) Not applicable.

                  (f) The information set forth under "The Litigation Settlement Offer - Section 8. Valuation of Units - Prior Tender Offers" in the Revised Litigation Settlement Offer is incorporated herein by reference.

         ITEM 4. TERMS OF THE TRANSACTION.

                  (c) The information set forth under "The Litigation Settlement Offer - Section 11. Background and Reasons for the Offer" and "-
         Section 9. The Lawsuit and the Settlement" of the Revised Litigation Settlement Offer is incorporated herein by reference.

                  (d)-(e) The information set forth under "The Litigation Settlement Offer - Section 18. Dissenters' Rights" in the Revised Litigation Settlement Offer is incorporated herein by reference.

                  (f)      Not applicable.

         ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                  (c) The information set forth under "The Litigation Settlement Offer - Section 11. Background and Reasons for the Offer" and "-
         Section 9. The Lawsuit and the Settlement" in the Revised Litigation Settlement Offer is incorporated herein by reference.

                  (e)      Not applicable.

         ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                  (b)      See Item 6 of the Schedule TO.

                  (c)(8) The information set forth under "The Litigation Settlement Offer - Section 7. Effects of the Offer" of the Revised Litigation Settlement Offer is incorporated herein by reference

         ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

                  (a) The information set forth under "The Litigation Settlement Offer - Section 9. The Lawsuit and the Settlement - The Settlement of the Nuanes and Heller Complaints" and "- Section 11. Background and Reasons for the Offer - Settlement of Class Action" in the Revised Litigation Settlement Offer is incorporated herein by reference.

                  (b) The information set forth under "The Litigation Settlement Offer - Section 9. The Lawsuit and the Settlement - The Settlement of the Nuanes and Heller Complaints," "- Section 11. Background and Reasons for the Offer - Alternatives Considered by Your General Partner" and "- Section 11. Background and Reasons for the Offer - Alternative Transactions Considered by Us" in the Revised Litigation Settlement Offer is incorporated herein by reference.

                  (c) The information set forth under "The Litigation Settlement Offer - Section 11. Background and Reasons for the Offer" of the Revised Litigation Settlement Offer is incorporated herein by reference.

                   (d) The information set forth under "The Litigation Settlement Offer - Section 6. Material Federal Income Tax Matters" and "- Section 7. Effects of the Offer" of the Revised Litigation Settlement Offer is incorporated herein by reference.

         ITEM 8. FAIRNESS OF THE TRANSACTION.

                  (a)-(f) The information set forth under "The Litigation Settlement Offer - Section 12. Position of the General Partner of Your Partnership with Respect to the Offer" of the Revised Litigation Settlement Offer is incorporated herein by reference.

         ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

                  (a) The information set forth under "The Litigation Settlement Offer - Section 8. Valuation of Units - Estimated Liquidation Proceeds Based on Independent Appraisal" and "- Section 12. Position of the General Partner of Your Partnership with Respect to the Offer" of the Revised Litigation Settlement Offer is incorporated herein by reference.

                  (b) The information set forth under "The Litigation Settlement Offer - Section 8. Valuation of Units - Estimated Liquidation Proceeds Based on Independent Appraisal" of the Revised Litigation Settlement Offer is incorporated herein by reference.

                  (c) The information set forth under "The Litigation Settlement Offer - Section 8. Valuation of Units - Estimated Liquidation Proceeds Based on Independent Appraisal - Availability of Appraisal Reports" of the Revised Litigation Settlement Offer is incorporated herein by reference.

         ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (c) See Item 7 of the Schedule TO.

         ITEM 12. THE SOLICITATION OR RECOMMENDATION.

                  (d)-(e) The information set forth under "The Litigation Settlement Offer - Section 12. Position of the General Partner of Your Partnership with Respect to the Offer" of the Revised Litigation Settlement Offer is incorporated herein by reference.

         ITEM 13. FINANCIAL STATEMENTS.

                  The information set forth under "The Litigation Settlement Offer - Section 15. Certain Information Concerning Your Partnership" of the Revised Litigation Settlement Offer and Item 7 of Part II of the Partnership's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003 is incorporated herein by reference.

         ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

                  (b) Not applicable.

         ITEM 15. ADDITIONAL INFORMATION.

                  (b) The information set forth under the Revised Litigation Settlement Offer and the related Letter of Transmittal is incorporated herein by reference.

         ITEM 16. EXHIBITS.

                  (f) Not applicable.

                                    SIGNATURE

                  After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date:  April 30, 2004
                                            AIMCO PROPERTIES, L.P.

                                            By:  AIMCO-GP, INC.
                                                 Its General Partner

                                            By:  /s/ Martha L. Long
                                                 ---------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                            APARTMENT INVESTMENT AND
                                            MANAGEMENT COMPANY


                                            By:  /s/ Martha L. Long
                                                 -------------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                            AIMCO-GP, INC.


                                            By:  /s/ Martha L. Long
                                                 -------------------------------
                                                 Martha L. Long
                                                 Senior Vice President



                                            CONCAP EQUITIES, INC.


                                            By:  /s/ Martha L. Long
                                                 -------------------------------
                                                 Martha L. Long
                                                 Senior Vice President

                                  EXHIBIT INDEX

EXHIBIT NO.                     DESCRIPTION
-----------                     -----------
(a)(7)      Revised Litigation Settlement Offer dated April 30, 2004
(a)(8)      Letter of Transmittal and related Instructions.
(a)(9)      Letter from AIMCO OP to the Limited Partners of Consolidated
            Capital Institutional Properties 2.
(a)(10)     Press Release dated April 30, 2004
